Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 1-800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-709-4176

ELAN CORPORATION, PLC ANNOUNCES EXPIRATION OF OFFERS TO PURCHASE SENIOR NOTES

DUBLIN, IRELAND -- October 17, 2011 -- Elan Corporation, plc (“Elan”) (NYSE: ELN) announced today the expiration and final results of the previously announced offers to purchase of the senior notes issued by Elan’s wholly-owned subsidiaries, Elan Finance public limited company (“Elan Finance”) and Elan Finance Corp. (“Elan Finance Corp.” and, together with Elan Finance, the “Co-Issuers”).  The offers to purchase, and a simultaneous redemption of all of Elan’s outstanding senior floating rate notes due 2013, are part of Elan’s measures to reduce its indebtedness using the cash proceeds received in connection with the combination of its EDT business with Alkermes Inc., which closed September 16, 2011.

Asset Sale Offer.  Elan announced today the expiration and final results of the previously announced asset sale offer to purchase up to $721.2 million in aggregate principal amount of the senior notes consisting of (i) 8.875% Senior Fixed Rate Notes due 2013 (the “2013 Fixed Rate Notes”), (ii) Senior Floating Rate Notes Due 2013 (the “2013 Floating Rate Notes” and, together with the 2013 Fixed Rate Notes, the “2013 Notes”), (iii) 8.750% Senior Notes due 2016 issued on October 2, 2009 (the “2016 Senior Notes issued October 2009”) and (iv) 8.750% Senior Notes due 2016 issued on August 17, 2010 (the “2016 Senior Notes issued August 2010” and, collectively with the 2013 Notes and the 2016 Senior Notes issued October 2009, the “Notes”) issued by the Co-Issuers.  The asset sale offer expired at 11:59 p.m., New York City time, on October 14, 2011.

The Co-Issuers received tenders in respect of (i) $4.0 million aggregate principal amount of the 2013 Fixed Rate Notes, representing approximately 0.9% of the total outstanding 2013 Fixed Rate Notes; (ii) $7.3 million aggregate principal amount of the 2013 Floating Rate Notes, representing approximately 69.6% of the total outstanding 2013 Floating Rate Notes and (iii) $0.5 million aggregate principal amount of the 2016 Senior Notes issued October 2009, representing approximately 0.08% of the total outstanding 2016 Senior Notes issued October 2009, all of which have been accepted for purchase by the Co-Issuers.  The holders of each such Notes are entitled to receive consideration of $1,000 per $1,000 of principal amount tendered.  The total cash payment to purchase such Notes, including accrued and unpaid interest up to, but not including, the payment date, October 17, 2011, is approximately $12.0 million.  None of the 2016 Senior Notes issued August 2010 were tendered in the asset sale offer.

Notes not tendered in this asset sale offer remain outstanding, and the terms and conditions governing the Notes, including the covenants and other provisions contained in the indentures governing the Notes, remain unchanged.  From time to time, the Co-Issuers, Elan or its subsidiaries may acquire Notes that were not tendered or purchased in the asset sale offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as the Co-Issuers, Elan or its subsidiaries may determine, which may be more or less than the price paid pursuant to the asset sale offer and could be for cash or other consideration.  Alternatively, the Co-Issuers may, subject to certain conditions, redeem any or all of the Notes not purchased pursuant to the asset sale offer at any time they are permitted to do so under the indentures governing the Notes.

D.F. King & Co., Inc. served as the information agent and the depositary for the asset sale offer.

Tender Offer.  Elan also announced today the expiration and final results of the previously announced cash tender offer to purchase all of the 2013 Fixed Rate Notes up to the Maximum Tender Cap.  The “Maximum Tender Cap” means $721.2 million minus the sum of (i) the aggregate principal amount of all Notes accepted for purchase in the asset sale offer plus (ii) the aggregate principal amount of 2013 Floating Rate Notes redeemed by the Co-Issuers pursuant to the redemption.  Based on the aggregate principal amount of Notes tendered in the asset sale offer and of 2013 Floating Rate Notes redeemed, the Maximum Tender Cap exceeded the aggregate outstanding principal amount of 2013 Fixed Rate Notes, making any prorationing unnecessary. The tender offer expired at 11:59 p.m., New York City time, on October 14, 2011.

The Co-Issuers received tenders in respect of $443.6 million aggregate principal amount of the 2013 Fixed Rate Notes, representing approximately 98.7% of the total outstanding 2013 Fixed Rate Notes, all of which have been accepted for purchase by the Co-Issuers.  The holders of such 2013 Fixed Rate Notes are entitled to receive consideration of $1,032.39 per $1,000 of principal amount tendered.  The total cash payment to purchase such 2013 Fixed Rate Notes, including accrued and unpaid interest up to, but not including, October 17, 2011, is approximately $472.8 million.

Morgan Stanley & Co. LLC served as the dealer manager for the tender offer.  D.F. King & Co., Inc. served as the information agent and the depositary for the tender offer.

Redemption.  Elan also announced today that the Co-Issuers have redeemed all of the 2013 Floating Rate Notes not purchased in the asset sale offer ($3.2 million aggregate principal amount).  The Co-Issuers redeemed the 2013 Floating Rate Notes at a redemption price of 100% of the principal amount thereof, plus accrued but unpaid interest thereon to, but not including, the redemption date, which is October 17, 2011.

Following completion of the asset sale offer, the tender offer, and the redemption, approximately (i) $1.8 million aggregate principal amount of the 2013 Fixed Rate Notes, (ii) $624.5 million aggregate principal amount of the 2016 Senior Notes issued October 2009 and (iii) $200.0 million aggregate principal amount of the 2016 Senior Notes issued August 2010 remain outstanding.

About Elan Corporation, plc

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges.  For additional information about the Company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as “Relevant Persons”).

In addition, if and to the extent that this press release is communicated in any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.  This press release does not constitute a prospectus within the meaning of the Prospectus Directive.  This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events.  A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in its Reports of Foreign Issuer on Form 6-K furnished to the Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source:  Elan Corporation, plc

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